Filed by GS Acquisition Holdings Corp II

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: GS Acquisition Holdings Corp II

SEC File No.: 001-39352

GS Acquisition Holdings Corp II Expected to Close Business Combination with Mirion Technologies on October 20, 2021

Significant Updates:

•	GS Acquisition Holdings Corp II expects all closing conditions to be met to complete its business combination, subject to stockholder approval

•	A Special Meeting of GSAH II Shareholders is scheduled to be held on October 19, 2021 at 10:00 a.m. ET; business combination is expected to close on October 20, 2021, subject to final vote

October 18, 2021 — NEW YORK — GS Acquisition Holdings Corp II (“GSAH”) (NYSE: GSAH, GSAHU, GSAHWS), a special purpose acquisition company, today announced that it expects all conditions to be met, including minimum cash proceeds, subject to stockholder approval, to complete its previously announced business combination with Mirion Technologies (“Mirion”), a global leader in radiation detection & measurement technologies.

Based on the number of public shares submitted for redemption, the transaction is expected to raise approximately $554 million from GSAH trust proceeds, $900 million from a fully committed common stock private placement (PIPE) and $830 million from a senior secured term loan financing. A portion of the proceeds will be used to pay $1.3 billion to existing Mirion stockholders, to refinance approximately $909 million of existing Mirion third-party debt and to pay certain transaction expenses.

Tom Knott, Chief Executive Officer of GSAH, commented, “We are pleased to see the broad investor support for this transaction. Mirion is a high quality, defensive business with a long operating history, strong and resilient cash flows, and multiple paths for continued growth and margin expansion. We believe this transaction will position Mirion well and we are excited about its future as a public company.”

“On behalf of myself and the entire Mirion team, we are excited to observe the early support for this transaction. Upon the closing of the transaction, the capital raised, paired with our new access to the public markets, will enable us to drive both organic and inorganic growth and execute on our product innovation strategy as we continue to expand globally,” said Thomas Logan, Chief Executive Officer of Mirion.

GSAH also announced today that the deadline for stockholders to withdraw any election to have their shares redeemed in connection with the Business Combination will be 5:00 p.m. Eastern Time on Tuesday, October 19, 2021. Stockholders who wish to withdraw a redemption request should contact GSAH’s transfer agent, Continental Stock Transfer & Trust Company, by email at mzimkind@continentalstock.com.

Upon completion of the business combination, GSAH will change its name to “Mirion Technologies, Inc.” Following the consummation of the business combination, Mirion’s Class A common stock and public warrants are expected to begin trading on the New York Stock Exchange under the symbols “MIR” and “MIRW”, respectively.

The special meeting of GSAH stockholders (the “Special Meeting”) is scheduled to occur at 10:00 a.m. Eastern Time, on October 19, 2021 and will be held exclusively in a virtual format. Additional details regarding the proposals and the Special Meeting are available in the definitive proxy statement/prospectus relating to the Special Meeting. Stockholders can view GSAH’s definitive proxy statement/prospectus at the link here.

Subject to stockholder approval and satisfaction or waiver of all closing conditions, GSAH and Mirion expect to close the business combination on October 20, 2021.

About Mirion

Mirion Technologies is a leading provider of detection, measurement, analysis and monitoring solutions to the nuclear, defense, medical and research end markets. The organization aims to harness its unrivaled knowledge of ionizing radiation for the greater good of humanity. Many of the company’s end markets are characterized by the need to meet rigorous regulatory standards, design qualifications and operating requirements. Headquartered in Atlanta (GA – USA), Mirion employs around 2,500 people and operates in 13 countries. For more information, and for the latest news and content from Mirion, visit Mirion.com. Mirion is currently a portfolio company of Charterhouse Capital Partners, LLP.

About GSAH

GS Acquisition Holdings Corp II (NYSE: GSAH) is a special purpose acquisition company formed for the purpose of effecting merger, stock purchase or similar business combination with one or more businesses. The company is sponsored by an affiliate of The Goldman Sachs Group, Inc. In June 2020, GSAH completed its initial public offering, raising $750 million from investors.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. Forward-looking statements include, without limitation, statements regarding the estimated future financial performance, financial position and financial impacts of the potential transaction, the satisfaction of closing conditions to the potential transaction, the private placement and the debt financing, and the level of redemptions by GSAH’s public stockholders the timing of the completion of the potential transaction, the anticipated pro forma enterprise value and Adjusted EBITDA of the combined company following the potential transaction, anticipated ownership percentages of the combined company’s stockholders following the potential transaction, and the business strategy, plans and objectives of management for future operations, including as they relate to the potential transaction. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this press release, words such as “pro forma,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. When GSAH or Mirion discusses its strategies or plans, including as they relate to the potential transaction, it is making projections, forecasts and forward-looking statements. Such statements are based on the beliefs of, as well as assumptions made by and information currently available to, GSAH’s or Mirion’s management.

These forward-looking statements involve significant risk and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside GSAH’s and Mirion’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) GSAH’s ability to complete the potential transaction or, if GSAH does not complete the potential transaction, any other initial business combination; (2) satisfaction or waiver (if applicable) of the conditions to the potential transaction, including with respect to the approval of the stockholders of GSAH; (3) the ability to maintain the listing of the combined company’s securities on the New York Stock Exchange; (4) the inability to complete the private placement; (5) the risk that the proposed transaction disrupts current plans and operations of GSAH or Mirion as a result of the announcement and consummation of the transaction described herein; (6) the ability to recognize the anticipated benefits of the proposed transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (7) costs related to the proposed transaction; (8) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals required to complete the potential transaction; (9) the possibility that GSAH and Mirion may be adversely affected by other economic, business, and/or competitive factors; (10) the outcome of any legal proceedings that may be instituted against GSAH, Mirion or any of their respective directors or officers, following the announcement of the potential transaction; (11) the failure to realize anticipated pro forma results or projections and underlying assumptions, including with respect to estimated stockholder redemptions, purchase price and other adjustments; (12) future global, regional or local political, market and social conditions, including due to the COVID-19 pandemic; and (13) other risks and uncertainties indicated from time to time in the definitive proxy statement of GSAH, including those under “Risk Factors” therein, and other documents filed or to be filed with the Securities and Exchange Commission (“SEC”) by GSAH.

Forward-looking statements included in this release speak only as of the date of this release. Neither GSAH nor Mirion undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this release. Additional risks and uncertainties are identified and discussed in GSAH’s reports filed with the SEC and available at the SEC’s website at http://www.sec.gov.

Additional Information about the Transaction and Where to Find It

In connection with the proposed business combination, a registration statement on Form S-4 (the “Form S-4”) was filed by GSAH with the SEC and has been declared effective. The Form S-4 includes a proxy statement in connection with the solicitation of proxies for the vote by GSAH’s stockholders in connection with the proposed business combination and other matters as described in the Form S-4, as well as a prospectus relating to the offer of the securities to be issued in connection with the completion of the proposed business combination. GSAH and Mirion urge investors, stockholders and other interested persons to read the Form S-4, including the proxy statement/prospectus, as well as other documents filed with the SEC in connection with the proposed business combination, as these materials contain important information about GSAH, Mirion and the proposed business combination. GSAH’s stockholders are also able to obtain copies of such documents, without charge at the SEC’s website at http://www.sec.gov, or by directing a request to: IR-GSPCS@gs.com

Participants in the Solicitation

GSAH and Mirion, and their respective directors and officers, may be deemed participants in the solicitation of proxies of GSAH stockholders in connection with the proposed business combination. GSAH’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of GSAH in GSAH’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2020, which was filed with the SEC on May 17, 2021.

Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to GSAH’s stockholders in connection with the proposed business combination and other matters to be voted upon at the special meeting is set forth in the proxy statement/prospectus for the proposed business combination. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination is included in the proxy statement/prospectus that GSAH has filed with the SEC.

Disclaimer

This press release relates to the proposed business combination. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Contacts

For investor inquiries, please contact:

GS Acquisition Holdings Corp II

Please email: IR-GSPCS@gs.com

For media inquiries, please contact:

Phil Denning / Nora Flaherty

E MirionPR@icrinc.com

Patrick Scanlan

Goldman Sachs & Co. LLC

T +1 212-902-5400